Exhibit 16.1

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	January 18, 2017

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated January 18, 2017, of Transgenomic, Inc. and are in agreement with the statements contained in the paragraphs in Item 4.01 on pages two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement in Item 4.01 concerning the lack of internal control to prepare financial statements, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2014 and 2015 financial statements.

/s/ Ernst & Young LLP